Filed by RTI International Metals, Inc.
Commission File No. 001-14437
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: RTI International Metals, Inc.
Commission File No. 001-14437

LETTER FROM THE CEO
“There can only be one state of mind as you approach any profound test; total concentration, a spirit of togetherness, and strength.”
Pat Riley, Team President, Miami Heat
Dear RTI,
I took a leap of faith recently and jumped out of an airplane. If you’ve never been skydiving, I can tell you it is frightening but incredibly exciting and empowering.
As we go to press, the exact date when Alcoa will officially acquire RTI is uncertain. But at almost four months out from the initial announcement, we know that the closing date will be sooner rather than later. In these remaining weeks, RTI is in a position similar to the one I occupied in the minutes before the jump - prepared, excited, and, yes, anxious.
As I said to you in my March email announcing the proposed merger, the only constant in business is change. There will be changes when RTI becomes part of Alcoa, and it is natural to have mixed emotions about them. But make no mistake; RTI is ready for this leap. We are prepared to operate as a valuable contributor within the Alcoa family of businesses. Our evolution from mill provider to a leading vertically-integrated global supplier of advanced titanium and specialty metals products made us a highly attractive acquisition target. Our strong first quarter results and on-track second quarter performance confirm that value.
Later in these pages, Klaus Kleinfeld, Alcoa Chairman and CEO, says RTI has been a success because of its people. Specifically we’ve been a success because of your ability to grow, evolve and embrace change as RTI did the challenging work of transforming itself into a stronger company.
Knowing that we are prepared for this transition, I hope you feel excited by the new opportunities that Alcoa resources and leadership will bring to the table. And I encourage you to feel empowered by the talent, knowledge and experience you will bring to Alcoa’s ongoing transformation.
I will remain as an advisor to Klaus Kleinfeld and Olivier Jarrault, Executive Vice President of Alcoa, and will work closely with them to ensure a smooth transition. What will I do once that transition period ends? I can’t tell you yet what my next act will be, but trust me; there will be more leaps – both literal and figurative – in my future. I wouldn’t have it any other way.
I am so proud of what we’ve created here at RTI. Thank you for “taking the leap” with me these past eight years. Now let’s jump together, with confidence and strength, into our next chapter.
Sincerely,
Dawne S. Hickton
Vice Chair, President and CEO

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995.

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to RTI and Alcoa, the management of either such company or the proposed transaction between RTI and Alcoa, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. RTI and Alcoa undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the requisite vote of the shareholders of RTI and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in RTI’s and Alcoa’s respective reports filed with the SEC, including RTI’s annual report on Form 10-K for the year ended December 31, 2014 and quarterly report on Form 10-Q for the quarter ended March 31, 2015, and Alcoa’s annual report on Form 10-K for the year ended December 31, 2014 and quarterly report on Form 10-Q for the quarter ended March 31, 2015, in each case, as such reports may have been amended. This document speaks only as of its date, and RTI and Alcoa each disclaim any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, Alcoa has filed with the SEC, and the SEC has declared effective, a registration statement on Form S-4 (Registration No. 333-203275) on June 19, 2015, containing a preliminary proxy statement/prospectus. SHAREHOLDERS OF RTI ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The definitive proxy statement/prospectus has been mailed to shareholders of RTI. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Alcoa at its website, www.alcoa.com, or 390 Park Avenue, New York, NY 10022, attention: Corporate Secretary, or from RTI at its website, www.rtiintl.com, or Westpointe Corporate Center One, 1550 Coraopolis Heights Rd, Pittsburgh, PA 15108, attention: Secretary.

Participants In Solicitation

RTI and Alcoa and their respective directors and executive officers, other members of management and employees and the proposed directors and executive officers of the combined company, may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning the proposed directors and executive officers of the combined company, RTI’s and Alcoa’s respective directors and executive officers and other participants in the proxy solicitation, including a description of their interests, is included in the definitive proxy statement/prospectus contained in Alcoa’s Registration Statement on Form S-4 (Registration No. 333-203275) on June 19, 2015, and in RTI’s and Alcoa’s respective Form 10-Ks, as amended, for the year ended December 31, 2014.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.